Exhibit 99.39

CONSENT OF I. CRUNDWELL

I, Ian Crundwell, P.Geo., consent to the following in connection with the Annual Report on Form 40-F for the year ended December 31, 2022, the Registration Statement on Form F-10 and the registration Statement on Form S-8 of IAMGOLD Corporation:

(i) the quotation, inclusion or summary of those portions prepared by me of the technical report entitled "Technical Report on the Rosebel Gold Mine, Suriname" dated January 31, 2022 and the effective date of December 31, 2021, (the "Technical Report"): and

(ii) the use of and reference to my name;

in each case above, where used or incorporated by reference into the (i) the annual report on Form 40-F for the year ended December 31, 2022, (ii) the Registration Statement on Form F-10 (File No. 333-267237) and (iii) the Registration Statement on Form S-8 (File No. 333-142127) and exhibits thereto.

/s/ "Ian Crundwell"

By: Ian Crundwell, Sr. Eng.
WSP Canada Inc.

Dated: March 27, 2023